Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor			Successor
	Year ended December 31, 2003	Year ended December 31, 2004	January 1 through August 10, 2005	August 11 through December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Fixed charges
Interest expense	$8	$28	$14	$228	$616	$608
Amortization of debt issuance costs and debt discount	3	1	3	20	40	37
Portion of rental expense representative of interest	50	57	38	25	61	69

Total fixed charges	$61	$86	$55	$273	$717	$714

Earnings
Income (loss) before income taxes	$615	$761	$288	$(62)	$(139)	$(63)

Fixed charges per above	61	86	55	273	717	714

Total earnings	$676	$847	$343	$211	$578	$651

Ratio of earnings to fixed charges	11.1	9.8	6.2	*	*	*

*	Earnings for the period August 11 through December 31, 2005 and for the years ended December 31, 2006 and 2007 were inadequate to cover fixed charges by $62 million, $139 million and $63 million, respectively.